UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ALTUS POWER, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02217A 102

(CUSIP Number)

Laurence H. Midler

CBRE Group, Inc.

2100 McKinney Avenue, Suite 1250

Dallas, Texas 75201

(214) 979-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

William Brentani

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

December 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 02217A 102

1.	Names of Reporting Persons. CBRE Acquisition Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 31,237,749
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 31,237,749
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,237,749
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 02217A 102

1.	Names of Reporting Persons. CBRE Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 31,237,749
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 31,237,749
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,237,749
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 02217A 102

1.	Names of Reporting Persons. CBRE Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 31,237,749
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 31,237,749
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,237,749
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of Altus Power, Inc. (formerly known as CBRE Acquisition Holdings, Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2200 Atlantic Street, 6th Floor, Stamford, CT 06902.

Item 2. Identity and Background

This Schedule 13D is filed jointly on behalf of CBRE Acquisition Sponsor, LLC (“Sponsor”), CBRE Services, Inc. (“Services”), and CBRE Group, Inc. (“CBRE”, and together with Sponsor and Services, the “Reporting Persons”).

Sponsor is a Delaware limited liability company whose principal business is to invest in securities of the Issuer. Services is a Delaware corporation whose principal business is to serve as a holding company. CBRE is a Delaware corporation whose principal business is to serve as a holding company. The principal office of each of the Reporting Persons is located at 2100 McKinney Avenue Suite 1250, Dallas, Texas 75201.

Services is the sole member of Sponsor. CBRE is the sole shareholder of Services. CBRE is a publicly traded company. Current information concerning the identity and background of each director and executive officer of Services and CBRE Reporting Persons is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached as Exhibit A hereto.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 3.

The Issuer was formed as a special purpose acquisition company. On October 13, 2020, the Issuer was funded by Sponsor in the amount of $25,100 by purchasing 100 undesignated shares of common stock of the Issuer for $100, or $1.00 per share, and advancing $25,000 in exchange for a promissory note. On November 6, 2020, Sponsor purchased an aggregate of 2,300,000 shares of the Class B common stock (“Class B common stock”) of the Issuer for an aggregate purchase price of $25,000, or approximately $0.01 per share, paid through the cancellation of an equivalent outstanding amount under the promissory note between the Issuer and Sponsor, and the tender to the Issuer of all 100 shares of the Issuer’s undesignated common stock held by Sponsor. On November 27, 2020, 287,500 shares of Class B common stock were forfeited by Sponsor.

On December 15, 2020, in connection with the closing of the initial public offering of the Issuer, Sponsor purchased 7,366,667 warrants at a price of $1.50 per warrant from the Issuer in a private placement (such warrants, the “Private Placement Warrants” and the purchase agreement for the Private Warrants, the “Private Placement Warrants Purchase Agreement”). Each Private Placement Warrant is exercisable, subject to its terms, to purchase one share of Common Stock at $11.00 per share, subject to certain adjustments. Pursuant to the Private Placement Warrant Purchase Agreement, the Private Placement Warrants (including the Common Stock issuable upon their exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by Sponsor until 30 days after the completion of the Issuer’s initial business combination.

On December 15, 2020, Sponsor also sold an aggregate of 201,250 shares of Class B common stock at $0.01 per share and 128,918 Private Placement Warrants at $0.01 per warrant to certain of the Issuer’s directors, or their respective designees, and an officer of the Issuer. The Private Placement Warrants will become exercisable on January 8, 2022.

On February 16, 2021, the Issuer entered into a second amended and restated promissory note (the “Second Amended and Restated Promissory Note”) with Sponsor, with borrowing capacity of up to $3,000,000. The Second Amended and Restated Promissory Note was non-interest bearing and the unpaid principal balance of the promissory note was payable on the earlier of: (i) the consummation of a business combination and (ii) December 31, 2022 (or March 31, 2023, under certain circumstances). The principal amount of the loans under the Second Amended and Restated Promissory Note could be convertible into warrants of the post-business combination entity at a price of $1.50 per warrant at the option of Sponsor. These warrants would be identical to the Private Placement Warrants.

On July 12, 2021, the Issuer entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among the Issuer, CBAH Merger Sub I, Inc. (“First Merger Sub”), CBAH Merger Sub II, LLC (“Second Merger Sub”), Altus Power America Holdings, LLC, APAM Holdings LLC and Altus Power, Inc. (“Old Altus”), providing for, among other things, and subject to the terms and conditions therein, a business combination between 2022 Altus and the Issuer pursuant to an initial merger of First Merger Sub with and into Old Altus (the “First Merger”), with Old Altus as the surviving company, and immediately thereafter the merger of 2022 Altus with and into Second Merger Sub (the “Second Merger”), with Second Merger Sub continuing as the surviving entity (the First Merger and the Second Merger, together, the “Merger”). On December 9, 2021 (the “Closing Date”), pursuant to the Business Combination Agreement, the Issuer consummated the Merger following the approval at a special meeting of the stockholders of the Issuer held on December 6, 2021. On the Closing Date, the Issuer changed its name from “CBRE Acquisition Holdings, Inc.” to “Altus Power, Inc.”

Concurrently with the execution and delivery of the Business Combination Agreement, Sponsor entered into a subscription agreement (the “PIPE Subscription Agreement”) with the Issuer pursuant to which Sponsor agreed to purchase 7,000,000 shares of the Common Stock at a purchase price per share of $10.00, with a commitment to purchase up to 15,000,000 additional shares of Common Stock at a purchase price per share of $10.00 to the extent of the amount of redemptions of shares of Common Stock submitted for redemption by public stockholders in connection with the closing of the Merger. The purchase of Common Stock pursuant to the PIPE Subscription Agreement was conditioned upon the closing of the transactions contemplated by the Business Combination Agreement. On December 9, 2021, Sponsor purchased 22,000,000 shares of Common Stock pursuant to the terms of the PIPE Subscription Agreement.

Also concurrently with the execution and delivery of the Business Combination Agreement, Sponsor entered into a letter agreement (the “Class B Letter Agreement”) by and among the Issuer, Old Altus, and the holders of the Class B common stock, pursuant to which (A) at the closing of the transactions contemplated by the Business Combination Agreement, each such holder would surrender to the Issuer 30% of the shares of Class B common stock held by such holder and (B) each such holder agreed not to transfer any shares of Class B common stock (subject to certain exceptions). On December 9, 2021, Sponsor forfeited 543,375 shares of Class B common stock to the Issuer pursuant to the terms of the Class B Letter Agreement.

Under the terms of the third amended and restated certificate of incorporation of the Issuer adopted in connection with the consummation of the Merger, on the last day of each measurement period (or, with respect to any measurement period in which the Issuer has a change of control or in which it liquidates, dissolves or winds up, on the business day immediately prior to such event), the Class B common stock may automatically convert onto shares of the Common Stock. The first measurement period will end of March 31, 2022 and subsequent measurement periods will end on the last day of each of the next six successive four-fiscal-quarter periods. The Class B common stock held by the Reporting Persons will convert, subject to adjustment, into shares of the Common Stock, pursuant to a formula based on the stock price of the Common Stock, into an aggregate minimum of 1,811.7 shares of Common Stock on each conversion date, up to an aggregate maximum of 13,136,973.3 shares of Common Stock over seven measurement periods.

On December 9, 2021, the Second Amended and Restated Promissory Note became due in connection with the consummation of the Merger and, at the election of Sponsor, the total outstanding borrowings of $3,000,000 were converted into 2,000,000 Private Placement Warrants issued to Sponsor.

Except where otherwise specified above, the source of funds required for the purchases described herein were from general funds available to Services, which were contributed to Sponsor as capital contributions.

The information set forth in this Item 3 and the foregoing descriptions of the Private Placement Warrants Purchase Agreement, third amended and restated certificate of incorporation of the Issuer, and PIPE Subscription Agreement are qualified in their entirety by reference to the Private Placement Warrants Purchase Agreement, third amended and restated certificate of incorporation of the Issuer, and PIPE Subscription, respectively, which are filed as Exhibit B, Exhibit C, and Exhibit D, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 4. Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the shares of Common Stock beneficially owned by it for investment purposes. Each of Services and CBRE acquired the shares of Common Stock beneficially owned by it for investment purposes and to facilitate the formation of a strategic relationship between one or more of their subsidiaries and a complimentary operating company.

Investor Rights Agreement

On July 12, 2021, contemporaneously with the execution of the Business Combination Agreement, the Issuer, Sponsor, certain officers of the Issuer, Old Altus, GSO Altus Holdings LP (“Blackstone”), Gregg Felton, Lars Norell, Anthony Savino, and certain other officers of Old Altus and their affiliated trusts and vehicles entered into an Investor Rights Agreement (the “Investor Rights Agreement”), which provides for, among other things, the following rights and obligations:

Nomination Rights

Pursuant to the Investor Rights Agreement, the Issuer has agreed that Sponsor has the right to nominate the Class B Director for so long as any shares of Class B common stock remain outstanding. The Class B Director is a member of the board of directors of the Issuer who will be elected annually by the holders of the Class B common stock, voting separately as a class, for so long as any shares of Class B common stock remain outstanding. Upon the conversion of all issued and outstanding shares of Class B common stock, the position of Class B Director shall cease to exist, provided that the person that is the Class B Director at the time of such conversion shall have the right to continue to serve on the board of directors of the Issuer until the Issuer’s next annual meeting of stockholders, subject to proportionality requirements and earlier removal for cause or pursuant to the terms of the Investor Rights Agreement. Once the position of Class B Director ceases to exist, Sponsor will have the right to nominate one director to the Issuer’s board of directors so long as Sponsor and its permitted transferees who are partiers to the Investor Rights Agreement continue to beneficially own or otherwise hold, in the aggregate, shares of Common Stock equal to at least 50% of the sum of (i) the total number of shares of Common Stock that are received by Sponsor and such transferees in conversion of shares of Class B common stock plus (ii) 7,000,000.

Transfer Restrictions

Pursuant to the Investor Rights Agreement, Sponsor shall not transfer its shares of Common Stock of the Issuer (including shares issued upon exercise of the Private Placement Warrants or conversion of the Class B common stock) (subject to certain exceptions) until the first anniversary of the Closing Date, which will be December 9, 2022.

Registration Rights

Pursuant to the Investor Rights Agreement, the Issuer will be required to file a registration statement within 45 days following the Closing Date to register for resale under the Securities Act of 1933, as amended, the Issuer securities held by the stockholders party thereto. The Investor Rights Agreement also permits underwritten takedowns and provides for customary “piggyback” registration rights. The Issuer will also be required to indemnify each stockholder party thereto and certain of such stockholder’s related persons from certain liabilities arising from the transactions and filings contemplated thereby, subject to certain limitations set forth in the Investor Rights Agreement.

Commercial Collaboration Agreement

In connection with the execution of the Business Combination Agreement, Old Altus, and CBRE, Inc., a wholly owned subsidiary of Services, entered into a commercial collaboration agreement (the “Commercial Collaboration Agreement”), effective upon the closing of the Merger, pursuant to which, among other things, CBRE, Inc. will invite the Issuer to join CBRE, Inc.’s strategic supplier program and CBRE, Inc. will promote the Issuer as its preferred clean energy renewable provider/partner, CBRE, Inc. and the Issuer will create a business opportunity referral program with CBRE Inc.’s brokers, CBRE, Inc. will reasonably collaborate with the Issuer to develop and bring to market new products and/or bundles for the Issuer’s customers, the Issuer will consider in good faith inviting CBRE, Inc. to become a solar tax equity partner for the Issuer, on a non-exclusive basis, on market terms to be mutually agreed and CBRE, Inc. will provide, at no cost to the Issuer, reasonable access to data-driven research and insights prepared by CBRE, Inc. (subject to certain exceptions). CBRE, Inc. and the Issuer may enter into one or more additional ancillary agreements memorializing any aspect of the arrangements contemplated by the Commercial Collaboration Agreement in greater specificity, which ancillary agreements will be subject to the terms and conditions of the Commercial Collaboration Agreement and will not be deemed to amend or waive any provision of the Commercial Collaboration Agreement (except to the extent otherwise expressly agreed by CBRE, Inc. and the Issuer). To govern CBRE, Inc.’s and the Issuer’s activities under the Commercial Collaboration Agreement, the agreement provides that the parties shall create and operate an executive steering committee. Such executive steering committee will be comprised of four individuals, or such other number as CBRE, Inc. and the Issuer mutually determine, and CBRE, Inc. and the Issuer will each be entitled to appoint one-half of the total number of such individuals on such committee. The Commercial Collaboration Agreement will continue for a period of seven years, with automatic one year renewal periods, unless earlier terminated by either party in accordance with the terms set forth therein.

General

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of shares of Common Stock or any securities exercisable for or convertible into shares of Common Stock, other than as described herein, each Reporting Person, consistent with its investment and/or business purposes and with the Investor Rights Agreement, at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock or dispose of any or all of its shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock depending upon an ongoing evaluation of its investment in such securities, business relationship with the Issuer, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

Each Reporting Person, solely in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 and the foregoing descriptions of the Investor Rights Agreement and Commercial Collaboration Agreement are qualified in their entirety by reference to the Investor Rights Agreement and Commercial Collaboration Agreement, respectively, which are filed as Exhibit E and Exhibit F, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes that there were 153,648,830 shares of Common Stock issued and outstanding as of the Closing Date, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 14, 2021.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to beneficially own an aggregate of 31,237,749 shares of Common Stock, representing approximately 19.2% of the shares of Common Stock outstanding as of the Closing Date, all of which are held directly by Sponsor. This number includes 9,237,749 shares of Common Stock issuable upon exercise of the Private Placement Warrants, which will become exercisable January 8, 2022. This number excludes shares of Common Stock deliverable in the future upon the automatic conversion of the 1,267,875 shares of Class B common stock held by Sponsor that, as described in Item 3 above, are not convertible within 60 days of the date hereof.

Each of the directors and officers of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that the Reporting Persons may be deemed to beneficially own.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.

(d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Loan Related to Business Combination

CBRE, Inc. has agreed to loan Cash Smith the amount of $1,000,000 within 30 days following the completion of the Merger upon Mr. Smith’s delivering to CBRE, Inc. a promissory note for that amount, which promissory note will (i) be secured by a pledge of all shares of Common Stock, and warrants to acquire such shares, held by Mr. Smith and issued by the Issuer prior to the Closing Date, (ii) be recourse solely to such pledged shares and warrants, (iii) accrue interest at a rate of interest equal to the applicable federal rate for the month in which the promissory note is made (with interest compounding annually), and (iv) will mature following the delivery of shares of Common Stock upon the final automatic conversion of Class B common stock to Mr. Smith (with principal and interest due at such time), with mandatory earlier repayment out of the after-tax proceeds Mr. Smith realizes from sales of such pledged shares and warrants. Mr. Smith may prepay all or any portion of the principal and accrued interest due under the promissory note at any time. As of the Closing Date, Mr. Smith held 70,437.5 shares of Class B common stock and Private Placement Warrants to purchase 36,833 shares of Common Stock.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.	Private Placement Warrants Purchase Agreement, dated as of December 15, 2020, by and between CBRE Acquisition Holdings, Inc. and CBRE Acquisition Sponsor, LLC.

C.

Third Amended and Restated Certificate of Incorporation of Altus Power, Inc. (incorporated herein by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 14, 2021).

D.	PIPE Subscription Agreement, dated as of July 12, 2021, by and between CBRE Acquisition Holdings, Inc. and CBRE Acquisition Sponsor, LLC.

E.

Investor Rights Agreement, dated as of July 12, 2021, by and among CBRE Acquisition Holdings, Inc., the persons listed on Schedule A to the Investor Rights Agreement, and Altus Power, Inc. (incorporated herein by reference from Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 13, 2021).

F.

Commercial Collaboration Agreement, dated as of July 12, 2021, by and between Altus Power, Inc. and CBRE, Inc. (incorporated herein by reference from Exhibit 10.3 the Issuer’s Current Report on Form 8-K filed with the SEC on July 13, 2021).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2021

CBRE ACQUISITION SPONSOR, LLC

By:	/s/ Emma E. Giamartino
Name: Emma E. Giamartino
Title: Executive Vice President, Corporate Development

CBRE SERVICES, INC.

By:	/s/ Emma E. Giamartino
Name: Emma E. Giamartino
Title: Global Group President, Chief Financial Officer and Chief Investment Officer

CBRE GROUP, INC.

By:	/s/ Emma E. Giamartino
Name: Emma E. Giamartino
Title: Global Group President, Chief Financial Officer and Chief Investment Officer

[Schedule 13D Signature Page]

SCHEDULE I

Directors and Executive Officers of CBRE Group, Inc. and CBRE Services, Inc.

Set forth below is the name and principal occupation of each of the directors and executive officers of CBRE Group, Inc. and CBRE Services, Inc. Each of the following individuals is a United States citizen, except Vikram Kohli, who is an Indian citizen. The business address of each such person is 2100 McKinney Avenue Suite 1250, Dallas, Texas 75201. Also set forth below, are the securities of the Issuer beneficially owned by such persons as of December 9, 2021. None of the individuals listed below have effected any transaction in the Issuer’s Common Stock or any securities during the past 60 days.

Directors

Name	Principal Occupation	Issuer Securities Owned

Brandon B. Boze	President, a Partner and a member of the Management Committee of ValueAct Capital	None*

Robert E. Sulentic	Chief Executive Officer and President of CBRE Group, Inc.	10,000 shares of Common Stock and warrants to purchase 2,500 shares of Common Stock via family LLC

Beth F. Cobert	Chief Operating Officer of the Markle Foundation and Chief Executive Officer of Skillful	None

Reginald H. Gilyard	Senior Advisor to The Boston Consulting Group, Inc.	None

Shira D. Goodman	Advisory Director to Charlesbank Capital Partners	None

Christopher T. Jenny	Chair and Chief Executive Officer of Jennus Innovation	None

Gerardo I. Lopez	Executive-in-Residence at Softbank Investment Advisers, Inc.	None

Oscar Munoz	Special Advisor to United Airlines Holdings, Inc.	None

Laura D. Tyson	Distinguished Professor of the Graduate School, Haas School of Business, University of California, Berkeley	None

Sanjiv Yajnik	President of Capital One Financial Services	None

*

ValueAct Capital Master Fund, L.P. beneficially owns 4,000,000 shares of Common Stock, 14,087.5 shares of Class B common stock, and 18,417 Private Placement Warrants. Mr. Boze is affiliated with ValueAct Capital Master Fund, L.P., but he does not have voting or dispositive power over shares beneficially owned by ValueAct Capital Master Fund, L.P. and therefore disclaims beneficial ownership of all shares held by or on behalf of them except to the extent of any pecuniary interest therein.

Officers

Name	Principal Occupation	Issuer Securities Owned
Chandra Dhandapani	Chief Transformation Officer of CBRE Group, Inc.	None

John E. Durburg	Global Chief Executive Officer—Global Workplace Solutions of CBRE Group, Inc.	None

Emma E. Giamartino	Global Group President, Chief Financial Officer and Chief Investment Officer of CBRE Group, Inc.	None

J. Christopher Kirk	Global Chief Operating Officer of CBRE Group, Inc.	19,000 shares of Common Stock and warrants to purchase 4,750 shares of Common Stock

Vikram Kohli	Global Group President, Business Intelligence of CBRE Group, Inc.	None

Michael J. Lafitte	Global Chief Executive Officer—Real Estate Investments of CBRE Group, Inc.	10,000 shares of Common Stock and warrants to purchase 2,500 shares of Common Stock

Laurence H. Midler	Executive Vice President, General Counsel, and Chief Risk Officer of CBRE Group, Inc.	9,500 shares of Common Stock and warrants to purchase 2,375 shares of Common Stock

Daniel G. Queenan	Global Chief Executive Officer—Advisory Services of CBRE Group, Inc.	None

Madeleine G. Barber	Deputy Chief Financial Officer and Chief Accounting Officer of CBRE Group, Inc.	None